Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

C21 Investments Inc. (the "Company")

Suite 280 - 601 West Cordova Street
Vancouver, BC V6B 1G1

Item 2. Date of Material Change

January 28, 2021

Item 3. News Release

News Release dated January 29, 2021 was disseminated through CNW Group.

Item 4. Summary of Material Change

The Company announced that CB1 Capital Management's Chief Investment Officer, Todd Harrison, will join the Company's Board of Directors.

The Company announced the resignation of Board member and former CEO, Robert Cheney.

The Company announced that it has changed its auditor from Davidson & Company LLP to Baker Tilly US, LLP, effective January 19, 2021.

Item 5.1  Full Description of Material Change

The Company announced that CB1 Capital Management's Chief Investment Officer, Todd Harrison, will join the Company's Board of Directors.

The Company announced the resignation of Board member and former CEO, Robert Cheney.

The Company announced that it has changed its auditor from Davidson & Company LLP ("Davidson & Company") to Baker Tilly US, LLP ("Baker Tilly"), effective January 19, 2021. At the request of the Company, Davidson & Company resigned as the Company's auditor effective January 19, 2021 and the Board of Directors appointed Baker Tilly as the Company's auditor effective January 19, 2021.

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), the notice of change of auditor, together with the required letters from the former auditor and the successor auditor, have been reviewed and delivered by the Board of Directors of the Company and will shortly be filed on SEDAR. There were no "reportable events" as such term is defined in NI 51-102 between the Company and Davidson & Company.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Michael Kidd
Secretary and Chief Financial Officer
Telephone:  (604) 336-8613

Item 9. Date of Report

January 29, 2021